                                                                    EXHIBIT 13.4

                             FEDERAL RESERVE SYSTEM
                              WASHINGTON, DC 20429


                                    FORM 10-Q


                   QUARTERLY REPORT PURSUANT TO SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE QUARTER ENDED SEPTEMBER 30, 2001

                           FDIC CERTIFICATE NO. 34321


                        SOUTHERN COMMUNITY BANK AND TRUST
                (EXACT NAME OF BANK AS SPECIFIED IN ITS CHARTER)

                                 NORTH CAROLINA
                            (STATE OF INCORPORATION)


                                   56-1952620
                      (IRS EMPLOYER IDENTIFICATION NUMBER)

                             4701 COUNTRY CLUB ROAD
                       WINSTON-SALEM, NORTH CAROLINA 27104
                          (ADDRESS OF PRINCIPAL OFFICE)

                                 (336) 768-8500
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                         SECURITIES REGISTERED PURSUANT
                          TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, $2.50 PAR VALUE

INDICATE BY CHECK MARK WHETHER THE BANK (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE BANK WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR
THE PAST 90 DAYS.   YES      X             NO
                        -------               --------

THE NUMBER OF SHARES OF THE REGISTRANT'S COMMON STOCK OUTSTANDING AS OF SEPTEMBER 30, 2001 WAS 7,958,288.

                                                                              Page No.
PART I.  FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS (UNAUDITED)

            Consolidated Balance Sheets
            September 30, 2001 and December 31, 2000 .....................      3

            Consolidated Statements of Operations
            Three Months and Nine Months Ended September 30, 2001 and 2000
                                                                                4

            Consolidated Statements of Stockholders' Equity
            Nine Months Ended September 30, 2001 and 2000 ................      5

            Consolidated Statements of Cash Flows
            Nine Months Ended September 30, 2001 and 2000 ................      6

            Notes to Consolidated Financial Statements ...................      7

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS .............................     12

PART II. OTHER INFORMATION

            Item 6. Exhibits and Reports on Form 8-K .....................     16

PART I. FINANCIAL INFORMATION
ITEM 1 - FINANCIAL STATEMENTS

                        SOUTHERN COMMUNITY BANK AND TRUST
                           CONSOLIDATED BALANCE SHEETS

                                                              September 30,
                                                                 2001          December 31,
                                                              (Unaudited)         2000*
                                                               ---------        ---------
                                                                (Amounts in thousands,
ASSETS                                                             except share data)

Cash and due from banks                                        $  12,005        $  11,197
Federal funds sold                                                 3,129           21,045
Investment securities (Note 2)
  Available for sale, at fair value                               34,574           39,005
  Held to maturity, at amortized cost                             43,245           20,244
Loans (Note 3)                                                   331,707          282,161
Allowance for loan losses (Note 3)                                (4,979)          (4,283)
                                                               ---------        ---------

                                               Net Loans         326,728          277,878

Bank premises and equipment (Note 4)                              11,128            9,704
Other assets                                                       8,703            4,954
                                                               ---------        ---------

                                            Total Assets       $ 439,512        $ 384,027
                                                               =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
  Demand                                                       $  25,676        $  26,645
  Money market and NOW                                            93,999           66,740
  Time (Note 5)                                                  239,409          245,368
                                                               ---------        ---------

                                          Total Deposits         359,084          338,753

Short-term borrowings (Note 6)                                    11,000            6,000
Long-term debt (Note 6)                                           25,000               --
Other liabilities                                                  2,191            2,324
                                                               ---------        ---------

                                       Total Liabilities         397,275          347,077
                                                               ---------        ---------

Stockholders' Equity (Notes 8 and 10)
  Common stock, $2.50 par value, 20,000,000
   shares authorized; 7,958,288 and
    7,595,979 shares issued and outstanding                       19,896           18,990
  Additional paid-in capital                                      17,752           15,766
  Retained earnings                                                3,585            1,883
  Accumulated other comprehensive income                           1,004              311
                                                               ---------        ---------

                              Total Stockholders' Equity          42,237           36,950
                                                               ---------        ---------

Commitments (Notes 3 and 4)
                                   Total Liabilities and
                                    Stockholders' Equity       $ 439,512        $ 384,027
                                                               =========        =========

* Derived from audited financial statements

See accompanying notes.

                        SOUTHERN COMMUNITY BANK AND TRUST
              CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


                                                                  Three Months Ended                 Nine Months Ended
                                                                     September 30,                     September 30,
                                                                 2001            2000              2001             2000
                                                             ----------       ----------       ----------       ----------
                                                                (Amounts in thousands, except share and per share data)
Interest Income
    Loans                                                    $    6,617       $    6,379       $   20,125       $   16,566
    Investment securities available for sale                        625              443            1,805            1,192
    Investment securities held to maturity                          762              207            1,497              605
    Federal funds sold                                               76              304              540              486
                                                             ----------       ----------       ----------       ----------

                                 Total Interest Income            8,080            7,333           23,967           18,849
                                                             ----------       ----------       ----------       ----------

Interest Expense
    Money market and NOW deposits                                   636              909            1,752            1,406
    Time deposits                                                 3,567            3,175           11,826            8,598
    Borrowings                                                      361              107              581              245
                                                             ----------       ----------       ----------       ----------

                                Total Interest Expense            4,564            4,191           14,159           10,249
                                                             ----------       ----------       ----------       ----------

                                   Net Interest Income            3,516            3,142            9,808            8,600

Provision for Loan Losses (Note 3)                                  625              370            1,500            1,130
                                                             ----------       ----------       ----------       ----------

                             Net Interest Income After
                             Provision for Loan Losses            2,891            2,772            8,308            7,470
                                                             ----------       ----------       ----------       ----------

Non-Interest Income (Note 7)                                        784              570            2,617            1,550
                                                             ----------       ----------       ----------       ----------

Non-Interest Expense
    Salaries and employee benefits                                1,493            1,205            4,168            3,180
    Occupancy and equipment                                         529              391            1,525            1,034
    Other (Note 7)                                                  868              685            2,611            1,967
                                                             ----------       ----------       ----------       ----------

        Total Non-Interest Expense                                2,890            2,281            8,304            6,181
                                                             ----------       ----------       ----------       ----------

        Income Before Income Taxes                                  785            1,061            2,621            2,839

Income Tax Expense                                                  278              401              919            1,072
                                                             ----------       ----------       ----------       ----------

                                            Net Income       $      507       $      660       $    1,702       $    1,767
                                                             ==========       ==========       ==========       ==========

Net Income Per Share (Note 8)
    Basic                                                    $      .06       $      .09       $      .21       $      .23
    Diluted                                                         .06              .08              .20              .22

Weighted Average Shares Outstanding
    Basic                                                     8,344,293        7,705,255        8,273,358        7,703,310
    Diluted                                                   8,607,993        8,032,149        8,538,854        8,040,494

See accompanying notes.

                        SOUTHERN COMMUNITY BANK AND TRUST
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

                                                                                                    Accumulated
                                          Common Stock               Additional                        Other            Total
                                     -------------------------        Paid-in         Retained      Comprehensive    Stockholders'
                                       Shares        Amount           Capital         Earnings      Income (Loss)       Equity
                                     ---------       ---------       ---------       ---------      ------------      ---------
                                                             (Amounts in thousands, except share data)
Balance at December 31, 2000         7,595,979       $  18,990       $  15,766       $   1,883       $     311        $  36,950
Comprehensive income
   Net income                               --              --              --           1,702              --            1,702
   Other comprehensive income,
     net of tax
   Net increase in fair
    value of securities
     available for sale, net of tax         --              --              --              --             693              693
                                                                                                                      ---------
       Total comprehensive income                                                                                         2,395
                                                                                                                      ---------

Common stock issued pursuant to:
   Sale of common stock                344,118             860           1,951              --              --            2,811

   Stock options exercised              18,191              46              35              --              --               81
                                     ---------       ---------       ---------       ---------       ---------        ---------

Balance at September 30, 2001        7,958,288       $  19,896       $  17,752       $   3,585       $   1,004        $  42,237
                                     =========       =========       =========       =========       =========        =========

Balance at December 31, 1999         6,657,362       $  16,643       $  14,251       $   1,139       $    (267)       $  31,766

Comprehensive income
   Net income                               --              --              --           1,767              --            1,767
   Other comprehensive income,
   net of tax
   Net increase in fair value of
    securities
     available for sale, net of tax         --              --              --              --             136              136
                                                                                                                      ---------
       Total comprehensive income                                                                                         1,903
                                                                                                                      ---------
Common stock issued pursuant to:
     Stock options exercised            13,854              35              32              --              --               67
                                     ---------       ---------       ---------       ---------       ---------        ---------

Balance at September 30, 2000        6,671,216       $  16,678       $  14,283       $   2,906       $    (131)       $  33,736
                                     =========       =========       =========       =========       =========        =========

See accompanying notes.

                        SOUTHERN COMMUNITY BANK AND TRUST
              CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                             Nine Months Ended
                                                                                September 30,
                                                                       ----------------------------
                                                                         2001                 2000
                                                                       --------            --------
                                                                          (Amounts in thousands)
Cash Flows from Operating Activities
  Net income                                                           $  1,702            $  1,767
                                                                       --------            --------
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization                                           737                 422
    Provision for loan losses                                             1,500               1,130
    Changes in assets and liabilities:
      Increase in other assets                                           (2,186)             (2,170)
      Increase (decrease) in other liabilities                             (133)              1,330
                                                                       --------            --------

                                       Total Adjustments                    (82)                712
                                                                       --------            --------

               Net Cash Provided by Operating Activities                  1,620               2,479
                                                                       --------            --------

Cash Flows from Investing Activities
  (Increase) decrease in federal funds sold                              17,916             (17,060)
  Purchases of:
    Available-for-sale investment securities                             (2,061)            (10,509)
    Held-to-maturity investment securities                              (35,000)             (2,693)
  Proceeds from maturities and calls of:
    Available-for-sale investment securities                              7,622               1,104
    Held-to-maturity investment securities                               11,996               1,455
  Net increase in loans                                                 (50,350)            (65,670)
  Purchases of bank premises and equipment                               (2,158)             (3,333)
  Increase in other assets                                               (2,000)                 --
                                                                       --------            --------

                   Net Cash Used by Investing Activities                (54,035)            (96,706)
                                                                       --------            --------

Cash Flows from Financing Activities
  Net increase in deposits                                               20,331              89,177
  Net increase (decrease) in federal funds purchased                      1,000              (2,500)
  Net increase in other borrowings                                       29,000               6,000
  Net proceeds from issuance of common stock                              2,892                  67
                                                                       --------            --------

               Net Cash Provided by Financing Activities                 53,223              92,744
                                                                       --------            --------

        Net Increase (Decrease) in Cash and Cash Equivalents                808              (1,483)

Cash and Cash Equivalents, Beginning of Year                             11,197              11,736
                                                                       --------            --------

                  Cash and Cash Equivalents, End of Year               $ 12,005            $ 10,253
                                                                       ========            ========

Supplemental Disclosures of Cash Flow Information
  Interest paid                                                        $ 14,342            $  9,984
  Income taxes paid                                                       1,421               1,504

Supplemental Schedule of Noncash Investing and
 Financing Activities Increase  (decrease) in fair
 value of securities available for sale, net of tax                    $    693            $    136

See accompanying notes.

                                     - 10 -
                        SOUTHERN COMMUNITY BANK AND TRUST
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Southern Community Bank and Trust and its wholly owned subsidiaries, Southern Credit Services, Inc., which is engaged in the business of accounts receivable financing, Southern Investment Services, Inc., which, through an unaffiliated broker dealer, provides customers of the Bank with securities products and services and earns revenues through sharing of commissions, Southeastern Acceptance Corporation, a consumer finance company, and VCS Management, LLC, the managing general partner for Venture Capital Solutions L. P., a Small Business Investment Company. All intercompany transactions and balances have been eliminated in consolidation. In management's opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the three and nine month periods ended September 30, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the amounts of income and expense during the reporting period. Actual results could differ from those estimates. Operating results for the three-month and nine-month periods ended September 30, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2001.

The organization and business of Southern Community Bank and Trust (the "Bank"), accounting policies followed by the Bank and other relevant information are contained in the notes to the financial statements filed as part of the Bank's 2000 annual report on Form 10-K. This quarterly report should be read in conjunction with such annual report.


NOTE 2 - INVESTMENT SECURITIES

The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting market value of securities at the dates indicated:

                                                Gross           Gross
                                             Amortized        Unrealized        Unrealized          Market
                                               Cost             Gains             Losses            Value
                                             -------           -------           -------           -------
                                                                  (Dollars in thousands)
SEPTEMBER 30, 2001
    Securities available for sale:
      U.S. Government agencies               $25,168           $ 1,444           $    --           $26,612
      Mortgage-backed securities               4,843               193                --             5,036
      Other                                    2,926                --                --             2,926
                                             -------           -------           -------           -------

                                             $32,937           $ 1,637           $    --           $34,574
                                             =======           =======           =======           =======

   Securities held to maturity:
      U.S. Government agencies               $42,000           $ 1,091           $    --           $43,091
      Mortgage-backed                          1,245                37                --             1,282
                                             -------           -------           -------           -------

                                             $43,245           $ 1,128           $    --           $44,373
                                             =======           =======           =======           =======

                        SOUTHERN COMMUNITY BANK AND TRUST
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 2 - INVESTMENT SECURITIES (CONTINUED)

                                                        Gross        Gross
                                        Amortized    Unrealized    Unrealized      Market
                                           Cost         Gains        Losses        Value
                                           ----         -----        ------        -----
                                                        (Dollars in thousands)
DECEMBER 31, 2000
   Securities available for sale:
     U.S. Government agencies            $31,663        $480           $50        $32,093
     Mortgage-backed securities            5,970          83             6          6,047
     Other                                   865          --            --            865
                                         -------        ----           ---        -------
                                         $38,498        $563           $56        $39,005
                                         =======        ====           ===        =======
   Securities held to maturity:
     U.S. Government agencies            $18,535        $196           $34        $18,697
     Mortgage-backed                       1,709          19             6          1,722
                                         -------        ----           ---        -------
                                         $20,244        $215           $40        $20,419
                                         =======        ====           ===        =======


NOTE 3 - LOANS

Following is a summary of loans at each of the balance sheet dates presented:


                                            At September 30,           At December 31,
                                            ----------------           ---------------
                                                  2001                     2000
                                                  ----                     ----
                                                      Percent                    Percent
                                          Amount     of Total       Amount       of Total
                                          ------     --------       ------       --------
                                                      (Dollars in thousands)

Residential mortgage loans              $ 94,539       28.5%       $ 84,280        29.9%
Commercial mortgage loans                 80,312       24.2%         59,410        21.0%
Construction loans                        60,776       18.3%         52,800        18.7%
Commercial and industrial loans           70,612       21.3%         60,280        21.4%
Loans to individuals                      25,468        7.7%         25,391         9.0%
                                        --------      -----        --------         ---
Subtotal                                 331,707      100.0%        282,161       100.0%
                                                      =====                       =====
Less:  Allowance for loan losses           4,979                      4,283
                                        --------                   --------
Net loans                               $326,728                   $277,878
                                        ========                   ========


Loan commitments at September 30, 2001 include commitments to extend credit of $27.0 million and amounts available under home equity credit lines, other credit lines and standby letters of credit of $25.6 million, $41.0 million and $3.2 million, respectively.

                        SOUTHERN COMMUNITY BANK AND TRUST
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 3 - LOANS (CONTINUED)

An analysis of the allowance for loan losses for the nine months ended September 30, 2000 and 2001 follows:

                                                    2001        2000
                                                    ----        ----
                                                 (Amounts in thousands)
         Balance at beginning of period            $4,283     $3,013
                                                   ------     ------
         Provision charged to operations            1,500      1,130
                                                   ------     ------
         Charge-offs                                 (832)      (167)
         Recoveries                                    28          -
                                                   ------     ------
         Net charge-offs                             (804)      (167)
                                                   ------     ------
         Balance at end of period                  $4,979     $3,976
                                                   ======     ======

NOTE 4 - COMMITMENTS TO ACQUIRE PROPERTY AND EQUIPMENT

The Bank has committed to the construction of a new headquarters and a new branch office. The new headquarters will be a 27,000 square foot facility to be built at a construction cost to the Bank of approximately $2.8 million on land for which the Bank paid $400,000, and will be located at 4605 Country Club Road, Winston-Salem, North Carolina. The new branch will be a 7,700 square foot facility to be built at a construction cost to the Bank of $950,000 on land for which the Bank paid $500,000, and will be located at 1207 South Main Street, Kernersville, North Carolina, replacing the Bank's existing Kernersville branch.


NOTE 5 - TIME DEPOSITS

Time deposits in denominations of $100,000 or more were approximately $92.1 million and $76.1 million at September 30, 2001 and December 31, 2000, respectively.


NOTE 6 - BORROWINGS

Advances from the Federal Home Loan Bank of Atlanta outstanding at September 30, 2001 and December 31, 2000 are as follows:

                                    Interest     September 30,    December 31,
                    Maturity          Rate           2001            2000
                    --------          ----           ----            ----
                                                    (dollars in thousands)
              May 3, 2001             7.04%        $     -          $6,000
              July 11, 2002           4.15%         10,000               -
              June 6, 2003            4.84%         10,000               -
              June 1, 2004            5.35%         10,000               -
              September 19, 2011      4.43%          5,000               -
                                                   -------          ------
                                                   $35,000          $6,000
                                                   =======          ======

                        SOUTHERN COMMUNITY BANK AND TRUST
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 6 - BORROWINGS (CONTINUED)

In addition to the above advances, the Bank has lines of credit of $24.0 million from various correspondent banks to purchase federal funds sold on a short-term basis, with $1.0 million outstanding at September 30, 2001.

Aggregate borrowings at September 30, 2001 amounted to $36.0 million, including $11.0 million that is due within one year and classified as short-term borrowings and $25.0 million due after one year that is classified as long-term debt in the accompanying balance sheet.

Under collateral agreements with the Federal Home Loan Bank at September 30, 2001, advances are secured both by loans with a market value of $27.7 million and pledged investment securities with a market value of $25.9 million.


NOTE 7 - NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

The major components of non-interest income are as follows:


                                                   Three Months Ended        Nine Months Ended
                                                      September 30,            September 30,
                                                      -------------            -------------
                                                     2001      2000           2001      2000
                                                     ----      ----           ----      ----
                                                               (Amounts in thousands)

Service charges and fees on deposit accounts         $224      $141         $  630    $  425
Income from mortgage operations                       235       137            764       384
Investment brokerage fees                              78        63            144       246
SBIC management fees                                  139       167            426       342
Income from derivative                                  -         -            383         -
Other                                                 108        62            270       153
                                                     ----      ----         ------    ------
                                                     $784      $570         $2,617    $1,550
                                                     ====      ====         ======    ======

The major components of other non-interest expense are as follows:


                                                  Three Months Ended       Nine Months Ended
                                                     September 30,           September 30,
                                                     -------------           -------------
                                                     2001     2000          2001       2000
                                                     ----     ----          ----       ----
                                                             (Amounts in thousands)

Postage, printing and office supplies                $ 74     $ 64         $  258    $  185
Advertising and promotion                             110      137            367       415
Data processing and other outsourced services         225      148            677       414
Professional services                                  71       50            208       129
Other                                                 388      286          1,101       824
                                                     ----     ----         ------    ------
                                                     $868     $685         $2,611    $1,967
                                                     ====     ====         ======    ======

NOTE 8 - NET INCOME PER SHARE

Basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during the period. Diluted net income per share includes the dilutive effect of stock options outstanding during the period. Net income per share for the three and nine month periods ended September 30, 2001 and 2000 has been adjusted to reflect a 5% stock dividend declared August 23, 2001 which was distributed on October 15, 2001.

                        SOUTHERN COMMUNITY BANK AND TRUST
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 9 - NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, this Statement was amended by Statement No. 137 to defer the effective date to fiscal years beginning after June 15, 2000. The Bank adopted this Statement on January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: (a) a hedge of exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign operation. This Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as fair value hedges with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. The adoption of this Statement on January 1, 2001 did not materially affect the Bank's financial statements.

Late in 2000, the Bank purchased an off-balance sheet financial contract, an interest rate floor, to assist in managing interest rate risk. An interest rate floor is an option contract for which an initial premium is paid and for which no ongoing interest rate risk is present. The ability of the counterparty to meet its obligation under the terms of the contract is the primary risk involved with an interest rate floor. The Bank has sought to control the credit risk associated with this instrument through a thorough analysis of the creditworthiness of the counter party. For the interest rate floor, the notional principal amount is used to express the volume of transaction; however, the amount potentially subject to credit risk is much smaller. The Bank's direct credit exposure is limited to the net receivable amount on the transaction, which is generally paid quarterly. The notional amount of the interest rate floor contract held by the Bank at December 31, 2000 was $20 million. Its fair value approximated its amortized cost of $42,000 at December 31, 2000. The Bank recognized income aggregating $393,000 on this floor contract in the nine months ended September 30, 2001, including a gain realized upon its disposal in a sale to the original counterparty.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations entered into after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 requires that all intangible assets, including goodwill that results from business combinations, be periodically (at least annually) evaluated for impairment, with any resulting impairment loss being charged against earnings. Also, under SFAS No. 142, goodwill resulting from any business combination accounted for according to SFAS No. 141 will not be amortized, and the amortization of goodwill related to business combinations entered into prior to June 30, 2001 will be discontinued effective, for the Bank, January 1, 2002. The adoption of the provisions of SFAS No. 141 and SFAS No. 142 effective January 1, 2002, is not expected to affect the Bank's financial statements.

NOTE 10 - HOLDING COMPANY

Effective October 1, 2001, Southern Community Bank and Trust became a wholly owned subsidiary of Southern Community Financial Corporation, a newly formed financial holding company. The stockholders of Southern Community Bank and Trust received one share of common stock of Southern Community Financial Corporation for every one share of common stock of Southern Community Bank and Trust owned in a share exchange that accomplished the conversion to a financial holding company structure.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Quarterly Report on Form 10-Q may contain certain forward-looking statements consisting of estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.


         FINANCIAL CONDITION AT SEPTEMBER 30, 2001 AND DECEMBER 31, 2000

During the nine-month period ending September 30, 2001, our total assets increased by $55.5 million, or 14.4%, to $439.5 million. Consistent with prior periods, strong loan demand has provided the primary impetus for this overall asset growth. At September 30, 2001, loans totaled $331.7 million, an increase of $49.5 million or 17.6% during the nine months. This growth was spread among our mortgage, construction and commercial loans. Our commercial mortgage loans and non-mortgage commercial loans increased by $20.9 million and $10.3 million, respectively, and collectively provided 63% of our overall loan growth. We also generated growth of $10.2 million and $8.0 million, respectively, in residential mortgage loans and construction loans.

Our total liquid assets, defined as cash and due from banks, federal funds sold and investment securities, increased by $1.5 million during the nine months, to $93.0 million at September 30 versus $91.5 million at the beginning of the period, but with shifts in composition in response to the continued rapid decline in interest rates. Because of the significant rate cuts enacted by the Federal Reserve Board, we decreased our investment in federal funds sold from $21.0 million at December 31, 2000 to $3.2 million at September 30, 2001. We have chosen to invest more heavily in investments held to maturity of longer duration, which we increased by $23.0 million to $43.2 million at September 30. The higher yields on these investments, as compared with the rate being paid on federal funds sold, help to somewhat mitigate the effect of the overall declining trend in interest rates.

Customer deposits continue to be our primary funding source for the institution. At September 30, 2001, deposits totaled $359.1 million, an increase of $20.3 million or 6.0% from year-end 2000. During the past twelve months, we have opened two branches, which contributed to our deposit growth. However, loan growth this year has outpaced our growth in deposits. We have utilized borrowings from the Federal Home Loan Bank of Atlanta (FHLB) to fill this funding gap. We will use FHLB advances and other funding sources as necessary to support balance sheet management and growth. However, we believe that as our branch network grows and matures, the volume of core deposit will become a relatively larger portion of our funding mix, which should contribute to a reduction in our overall funding cost.

Our capital position remains strong, with all of our regulatory capital ratios at levels that make us "well capitalized" under federal bank regulatory capital guidelines. At September 30, 2001, our stockholders' equity totaled $42.2 million, an increase of $5.3 million from the December 31, 2000 balance. This increase includes net income of $1.7 million earned during the nine months, proceeds of $2.8 million received in February 2001 from the sale of 344,000 shares of our common stock and $693,000 that resulted from an increase in the fair value of our available-for-sale investments.


   RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

Net Income. Our net income for the first nine months of 2001 was $1.7 million, a decrease of $65,000 below that of the same nine-month period in 2000. Net income per share was $.21 basic and $.20 diluted for the nine months ended September 30, 2001, down from $.23 basic and $.22 diluted for the first nine months of 2000. We have continued to experience strong growth, with total assets averaging $414.6 million during the current nine-month period as compared to $294.7 million in the prior period, an increase of 40.7%. Our percentage growth in non-interest income of 68.8% exceeded our rate of asset growth, while the rates of increase in our provision for loan losses and non-interest expenses, 32.7% and 34.3% respectively, were below our rate of asset growth. While such trends generally contribute to improved profitability, their positive effects were more than offset by the effects of declining interest rates that caused our interest rate spread and net yield on average interest earning assets to decline by 58 basis points and 76 basis points, respectively. As a result, our increases of $1.2 million in net interest income and $1.1 million in non-interest income were not enough to overcome the combined impact of increases of $370,000 in our provision for loan losses and $2.1 million in our non-interest expenses. In addition, our expense growth included the costs of two new branches, additional branch personnel, as well as personnel costs associated with expansion of our business. While these expenses represent investments in building our franchise, they are initially a drag on earnings. Also contributing to the decline in earnings per share was the increase in shares outstanding as result of our sale of 344,118 shares of common stock during the period.

Net Interest Income. During the first nine months of 2001, our net interest income increased by $1.2 million or 14.0% to $9.8 million. Our total interest income benefited from strong growth in the level of average earning assets, which offset lower asset yields caused by the dramatic trend of declining interest rates throughout the period. The rates earned on a significant portion of our loans adjust immediately when index rates such as our prime rate change. Conversely, most of our interest-bearing liabilities, including certificates of deposit and borrowings, have rates fixed until maturity. As a result, interest rate reductions will generally result in an immediate drop in our interest income on loans, with a more delayed impact on interest expense because reductions in interest costs will only occur upon renewals of certificates of deposit or borrowings. Average total interest-earning assets increased $111.4 million, or 39.8%, during the first nine months of 2001 as compared to the same period in 2000, while our average yield dropped by 81 basis points from 8.98% to 8.17%. Our average total interest-bearing liabilities increased by $107.0 million, or 44.5%, consistent with our increase in interest-earning assets. However, because our interest costs generally do not react as quickly to rate changes, our average cost of interest-bearing liabilities decreased by only 25 basis points from 5.69% to 5.44%, resulting in the compression in interest margins described above. For the nine months ended September 30, 2001, our net interest spread was 2.73% and our net interest margin was 3.34%. For the nine months ended September 30, 2000, our net interest spread was 3.29% and our net interest margin was 4.10%.

Provision for Loan Losses. Our provision for loan losses for the nine months ended September 30, 2001 was $1.5 million, representing an increase of $370,000 over the $1.1 million provision we made for the nine months ended September 30, 2000. We have continued to increase the level of our allowance for loan losses in response to the continued growth in our loan portfolio. We increased our provision during the current nine-month period because of a higher level of net loan charge-offs, which totaled $804,000 during the nine months ended September 30, 2001, up from $167,000 during the nine months ended September 30, 2000. On an annualized basis, our percentage of net loan charge-offs to average loans outstanding was .35% for the nine months ended September 30, 2001 as compared with .10% for the nine months ended September 30, 2000. For all full fiscal years through 2000, our loan loss experience was similar to that of other new banks, with net loan charge-offs in each year of less than .10% of average loans outstanding. During the nine months ended September 30, 2001, our consumer finance subsidiary had net loan charge-offs of $182,000, which is consistent with our budgeted level. On a stand-alone basis, the rate of net loan charge-offs to average loans outstanding in our bank was .27%, which we believe reflects the maturation and seasoning of our loan portfolio.

Non-Interest Income. For the first nine months of 2001, non-interest income increased $1.1 million or 68.8% to $2.6 million from $1.6 million for the same period the prior year. This favorable increase resulted from factors that include an increase of $205,000, or 48.2%, in service charges and fees on deposit accounts as a result of deposit growth, an increase of $380,000, or 99.0%, in income from the origination of residential mortgage loans sold into the secondary market and income of $383,000 realized from an interest rate floor contract.

Non-Interest Expense. We strive to maintain non-interest expenses at levels that we believe are appropriate given the nature of our operations and the investments in personnel and facilities that have been necessary to generate our growth. From 1998 forward through the current nine-month period, we have consistently maintained our ratio of non-interest expenses to average total assets below 3%. Because of our growth, we have consistently seen increases in every major component of our non-interest expenses. For the nine months ended September 30, 2001, our non-interest expense increased $2.1 million, or 34.3%. Salary and employee benefit expense increased $1.0 million, or 31.1%, and reflects the addition of personnel in our two new branches as well as additions of personnel to expand our lines of business, and, to a lesser degree, normal salary increases. Occupancy and equipment expense increased $491,000, or 47.5%, reflecting the addition of two new branches in 2001 and, for facilities added during 2000, a full nine months of operations. Other expenses increased $644,000, or 32.7%, reflecting the increased volume of business activity, principally increases in lending and growth in deposit accounts. For the nine months ended September 30, 2001, on an annualized basis, our ratio of non-interest expenses to average total assets improved to 2.67% as compared with 2.80% for the same nine months in 2000.

Provision for Income Taxes. Our provision for income taxes, as a percentage of income before income taxes, was 35.1% and 37.8%, respectively, for the nine months ended September 30, 2001 and 2000. The decline in the effective rate for the current period principally results from a higher level of investment in federally issued debt instruments that are not subject to state income taxes.


  RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

Our net income for the third quarter of 2001 was $507,000, a decrease of $153,000 below that of the same nine-month period in 2000. Net income per share was $.06 basic and $.06 diluted for the three months ended September 30, 2001, down from $.09 basic and $.08 diluted for the third quarter of 2000. The general trends and circumstances affecting net interest income, the provision for loan losses and non-interest expenses described above under "Nine Months Ended September 30, 2001 and 2001" are also applicable in explaining the changes in quarterly results. Despite our significant asset growth, the continued downward trend in interest rates limited our increase in net interest income for the current quarter to only 11.9%, well below our overall growth trend. In addition, our provision for loan losses totaled $625,000, an increase of $255,000 over our provision in the third quarter of 2000, approximating the higher level of net loan charge-offs we experienced in the current quarter. Our drop in net income for the current quarter was attributable to the increased loan loss provision and the disproportionately low increase in net interest income relative to overall growth and despite continued favorable trends in both non-interest income and expenses.


                         LIQUIDITY AND CAPITAL RESOURCES

Market and public confidence in our financial strength and in the strength of financial institutions in general will largely determine our access to appropriate levels of liquidity. This confidence is significantly dependent on our ability to maintain sound asset quality and appropriate levels of capital resources.

Liquidity is defined as our ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Management measures our liquidity position by giving consideration to both on- and off-balance sheet sources of, and demands for, funds on a daily and weekly basis.

Sources of liquidity include cash and cash equivalents, net of federal requirements to maintain reserves against deposit liabilities; investment securities eligible for pledging to secure borrowings from dealers and customers pursuant to securities sold under repurchase agreements, investments available for sale, loan repayments, loan sales, deposits, and borrowings from the Federal Home Loan Bank and from correspondent banks under overnight federal funds credit lines. In addition to interest rate-sensitive deposits, the Company's primary demand for liquidity is anticipated fundings under credit commitments to customers.

Because of our continued growth, we have maintained a relatively high position of liquidity in the form of interest-bearing bank deposits, federal funds sold, and investment securities. These aggregated $80.9 million at September 30, 2001 compared to $80.3 million at December 31, 2000. Supplementing customer deposits as a source of funding, we have available lines of credit from various correspondent banks to purchase federal funds sold on a short-term basis of approximately $24.0 million. We also have the ability to borrow up to $46.7 million, as of September 30, 2001, from the Federal Home Loan Bank of Atlanta, with $35.0 million outstanding as of that date. At December 31, 2000 we had FHLB borrowings outstanding of $6.0 million. Our loan growth during 2001 has exceeded our growth in customer deposits, and we have taken advantage of favorable interest rates offered by the FHLB to provide funding for that larger loan growth. At September 30, 2001, our outstanding commitments to extend credit consisted of loan commitments of $27.0 million and amounts available under home equity credit lines, other credit lines and standby letters of credit of $25.6 million, $41.0 million and $3.2 million, respectively. We believe that our combined aggregate liquidity position from all of these sources is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

Throughout our five-year history, our loan demand has exceeded our growth in core deposits. We have therefore relied heavily on time deposits as a source of funds. Time deposits represented 67% of our total deposits at September 30, 2001, down from 72% at December 31, 2000. Certificates of deposit of $100,000 or more represented 26% of our total deposits at September 30, 2001 and 22% at December 31, 2000. A large portion of these deposits are controlled by members of our Board of Directors and Advisory Board members, or otherwise comes from customers considered to have long-standing relationships with our management. Based upon the nature of these relationships, management does not believe we are subject to significant liquidity risk related to these deposits. Certificates of deposit of $100,000 or more, exclusive of these relationships, constituted 17% of our total deposits at September 30, 2001. Large time deposits are generally considered rate sensitive. Exclusive of the brokered deposits, however, we believe most of our large time deposits are relationship-oriented, and while we will need to pay competitive rates to retain these deposits at their maturities, there are other subjective factors that will determine their continued retention.

At September 30, 2001, our capital to asset ratio was 9.6%, and all of our capital ratios exceeded the minimums established for a well-capitalized bank by regulatory measures. Our Tier I risk-based capital ratio at September 30, 2001 was 11.1%.

PART II.    OTHER INFORMATION

ITEM 6.     EXHIBITS AND REPORTS ON FORM 8-K

            (a)  Exhibits.

                 None

            (b)  Reports on Form 8-K.

                 One report on Form 8-K was filed by the Bank during the quarter ended September 30, 2001. This report was filed on August 31, 2001 to announce the 5% stock dividend discussed under Note 8 in the accompanying Notes to Consolidated Financial Statements.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   SOUTHERN COMMUNITY BANK AND TRUST



Date: November 13, 2001         By: /s/ F. Scott Bauer
                                    --------------------------------------
                                    F. Scott Bauer
                                    President and Chief Executive Officer



Date: November 13, 2001         By: /s/ Richard M. Cobb
                                    --------------------------------------
                                    Richard M. Cobb
                                    Executive Vice President and Chief
                                    Financial Officer